Filed pursuant to Rule 433

June 5, 2024

Relating to

Preliminary Prospectus Supplement dated June 5, 2024

to

Prospectus dated September 23, 2022

Registration Statement No. 333-267583

Duke Energy Corporation

$750,000,000 5.45% Senior Notes due 2034
$750,000,000 5.80% Senior Notes due 2054

Pricing Term Sheet

Issuer:	Duke Energy Corporation (the “Issuer”)
Trade Date:	June 5, 2024
Settlement Date:	June 7, 2024 (T+2)
Expected Ratings (Moody’s/S&P)*:	Baa2 (stable) / BBB (stable)
Security Description:	5.45% Senior Notes due 2034 (the “2034 Notes”) 5.80% Senior Notes due 2054 (the “2054 Notes” and, together with the 2034 Notes, the “Notes”)
Principal Amount:	2034 Notes: $750,000,000 2054 Notes: $750,000,000
Interest Payment Dates:	Payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2024.
Maturity Date:	2034 Notes: June 15, 2034 2054 Notes: June 15, 2054
Benchmark Treasury:	2034 Notes: 4.375% due May 15, 2034 2054 Notes: 4.250% due February 15, 2054
Benchmark Treasury Yield:	2034 Notes: 4.287% 2054 Notes: 4.440%
Spread to Benchmark Treasury:	2034 Notes: +118 bps 2054 Notes: +140 bps
Yield to Maturity:	2034 Notes: 5.467% 2054 Notes: 5.840%

Coupon:	2034 Notes: 5.45% 2054 Notes: 5.80%
Price to the Public:	2034 Notes: 99.868% per 2034 Note (plus accrued interest, if any, from June 7, 2024) 2054 Notes: 99.435% per 2054 Note (plus accrued interest, if any, from June 7, 2024)
Redemption Provisions:

2034 Notes: Prior to March 15, 2034 (the date that is three months prior to the maturity date of the 2034 Notes (the “2034 Par Call Date”)), the Issuer may redeem the 2034 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

●           (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2034 Notes matured on the 2034 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate applicable to the 2034 Notes plus 20 basis points less (b) interest accrued to the redemption date; and

●           100% of the principal amount of the 2034 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2034 Par Call Date, the Issuer may redeem the 2034 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2034 Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

2054 Notes: Prior to December 15, 2053 (the date that is six months prior to the maturity date of the 2054 Notes (the “2054 Par Call Date”)), the Issuer may redeem the 2054 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

●           (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the 2054 Notes matured on the 2054 Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury

Rate applicable to the 2054 Notes plus 25 basis points less (b) interest accrued to the redemption date; and

●           100% of the principal amount of the 2054 Notes to be redeemed,

plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

On or after the 2054 Par Call Date, the Issuer may redeem the 2054 Notes at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the 2054 Notes to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Denominations:	$2,000 or any integral multiple of $1,000 in excess thereof
CUSIP / ISIN:	2034 Notes: 26441C CE3 / US26441CCE30 2054 Notes: 26441C CF0 / US26441CCF05
Joint Book-Running Managers:

BofA Securities, Inc.

Citigroup Global Markets Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

Wells Fargo Securities, LLC

BNP Paribas Securities Corp.

Santander US Capital Markets LLC

Scotia Capital (USA) Inc.

Co-Managers:	CIBC World Markets Corp. Regions Securities LLC Drexel Hamilton, LLC Mischler Financial Group, Inc. R. Seelaus & Co., LLC Samuel A. Ramirez & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322; Citigroup Global Markets Inc. toll-free at (800) 831-9146; Mizuho Securities USA LLC toll-free at (866) 271-7403; MUFG Securities

Americas Inc. toll-free at (877) 649-6848; PNC Capital Markets LLC toll-free at (855) 881-0697; PNC Capital Markets LLC toll-free at (855) 881-0697; SMBC Nikko Securities America, Inc. toll-free at (888) 868-6856 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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